Gregory J. Peterson, Vice President/Controller/Chief Accounting Officer

January 12, 2012

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:          Re: Southwest Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 1-7850

Dear Mr. Thompson:

Southwest Gas Corporation (the “Company”) is submitting this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated December 28, 2011 with respect to the Company’s Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which is incorporated into this response letter for your convenience.

Exhibit 13.01

Consolidated Financial Statements, page 44

Notes to Consolidated Financial Statements, page 50

1.
Please tell us your consideration of the applicability of the disclosure requirements of Rule 4-08(e)(1) of Regulation S-X.  In doing so, please address any capital structure restrictions imposed by regulatory commissions as well as any debt covenants that serve to restrict the payment of dividends.

Response:

Consideration has been given to the requirements of Rule 4-08(e)(1) of Regulation S-X.  There are no contractual restrictions (unless we are in default) under

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7120
www.swgas.com

William H. Thompson
United States Securities and Exchange Commission
January 12, 2012

any of our existing credit facilities, debentures, or otherwise that limit our ability to pay dividends, now or in the future.  We must, however, make scheduled payments on our debt and otherwise comply with the customary terms of such securities before we pay dividends.  As noted in Note 7 – Long-Term Debt, the Company had at least $600 million of cushion in equity relating to the minimum net worth requirement at December 31, 2010.

Under California law, we may generally pay a dividend to our shareholders if:

i.	The amount of our retained earnings immediately prior to the dividend equals or exceeds the sum of the proposed dividend plus the preferential dividends arrears amount (if any).

ii.	Immediately after the distribution, our assets would equal or exceed the sum of our total liabilities plus the preferential rights amount (if any).

We do not anticipate restrictions imposed by California law or the terms of our securities will impact our ability to pay dividends in the foreseeable future.  There are no other capital structure restrictions imposed by regulatory commissions that serve to restrict the payment of dividends.

2.
Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.  In doing so, please address the nature and terms of any third party lender and/or regulatory agency restrictions on the ability of your subsidiaries to transfer cash to you in the form of loans, advances or cash dividends.  In addition, please note that if restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 5-04 of Regulation S-X.  Refer Rule 12-04 of Regulation S-X for Schedule I form and content requirements.

Response:

As of December 31, 2010, Southwest Gas Corporation was not required to disclose the information required by Rule 4-08(e)(3)(i) and (ii) as the restricted net assets of its consolidated subsidiaries did not exceed 25% of consolidated net assets.  The local distribution company utility operations in the Arizona, California, and Nevada jurisdictions are not subsidiary operations, but are parent company operations.  None of our subsidiaries have restrictions put in place by a regulatory agency on their ability to transfer cash to Southwest Gas Corporation in the form of loans, advances,

William H. Thompson
United States Securities and Exchange Commission
January 12, 2012

or cash dividends.  NPL Construction Co. (“NPL”), our wholly owned construction services subsidiary, which is also our largest subsidiary, has certain debt covenants with third-party lenders that restrict transferability in limited circumstances.  However, at December 31, 2010 and 2009, NPL’s total long-term debt was $2.2 million and $4.2 million, respectively.  In comparison, the consolidated long-term debt of Southwest Gas Corporation was $1.1 billion and $1.2 billion at December 31, 2010 and 2009, respectively.

3.	Please tell us your consideration of the applicability of the disclosure requirements in ASC 410-20-50 regarding asset retirement obligations.

Response:

Consideration has been given to the applicability of the disclosure requirements in ASC 410-20-50 regarding asset retirement obligations.  Southwest Gas Corporation is a rate-regulated utility providing distribution services to its natural gas customers.  Its obligations at retirement of its pipe system, including portions thereof, are substantially non-legal in nature.  Southwest has certain conditional legal obligations related to portions of its system that are subject to limited-duration easements and right-of-way agreements.  However, the Company has traditionally been able to renew its easements and rights-of-way without having to retire, abandon, or remove facilities, and anticipates no serious difficulties in obtaining future renewals.  The Company does not have other material legal obligations associated with the abandonment or retirement of its tangible, long-lived assets.

However, as authorized by utility regulators, Southwest collects, through its depreciation rates, amounts intended to recover the cost of the assets over time, including a cost of removal component (in advance of removal activities, over the life expectancy of its assets).  Depreciation rates, inclusive of this component, result in charges to depreciation expense and accumulations thereof.  Actual removal costs decrease the accumulated depreciation account, and are considered in future depreciation rate development.  In considering guidance for rate-regulated utilities, including SEC guidance, the Company reclassifies estimated amounts for cost of removal (collected but not yet expended) from accumulated depreciation to a regulatory liability.  As such, removal costs recovered through depreciation rates are not legal obligations.  In Notes 1 and 4 to our 2010 Annual Report to Shareholders, (Exhibit 13.01) in Form 10-K, we disclose the estimated amounts that were reclassified in this manner, along with our practices.

* * *

William H. Thompson
United States Securities and Exchange Commission
January 12, 2012

In connection with our responses to your comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory J. Peterson

sw